Exhibit 99.B(m)(2)(b)

SCHEDULE I

TO

DISTRIBUTION AND SERVICE PLAN

FOR

CLASS C SHARES OF VICTORY PORTFOLIOS

DATED FEBRUARY 26, 2002

This Plan shall be adopted with respect to Class C Shares of the following series of Victory Portfolios:

Fund		Rate*
1.	Victory Balanced Fund	1.00	%**
2.	Victory Diversified Stock Fund	1.00	%**
3.	Victory Expedition Emerging Markets Small-Cap	1.00	%**
4.	Victory INCORE Fund for Income	1.00	%**
5.	Victory INCORE Total Return Bond Fund	1.00	%**
6.	Victory Integrity Discovery Fund	1.00	%**
7.	Victory Integrity Small-Cap Value Fund	1.00	%**
8.	Victory Munder Mid-Cap Core Growth Fund	1.00	%**
9.	Victory Munder Multi-Cap Fund	1.00	%**
10.	Victory NewBridge Global Equity Fund	1.00	%**
11.	Victory NewBridge Large Cap Growth Fund	1.00	%**
12.	Victory Special Value Fund	1.00	%**
13.	Victory Trivalent International Fund-Core Equity	1.00	%**
14.	Victory Trivalent International Small-Cap Fund	1.00	%**

*                 Expressed as a percentage per annum of the average daily net assets of each Fund attributed to its Class C Shares.

**          Of this amount, no more than the maximum amount permitted by NASD Conduct Rules will be used to finance activities primarily intended to result in the sale of Class C shares.

Current as of December 2, 2015

[Signature Page follows]

VICTORY PORTFOLIOS

By:	/s/ Christopher K. Dyer
	Name:	Christopher K. Dyer
	Title:	President

VICTORY CAPITAL ADVISERS, INC.

By:	/s/ Michael Policarpo II
	Name:	Michael Policarpo II
	Title:	President